UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)*


                                LOEWS CORPORATION
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   540424-10-8
            --------------------------------------------------------
                                 (CUSIP Number)
--------------------------------------------------------------------------------

                                   Barry Bloom
                               667 Madison Avenue
                            New York, New York 10021
                                  212 545-2930
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 24, 2000
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 3 Pages

                                  SCHEDULE 13D

---------------------------                            -------------------------
CUSIP NO. 540424-10-8                                       PAGE 2 OF 3 PAGES
---------------------------                            -------------------------
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1    NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (entities only)

          Laurence A. Tisch
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  [_]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

          WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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               7    SOLE VOTING POWER

                         11,308,998
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                2,000,000
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                 11,308,998
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                          2,000,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          13,308,998
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
                                                                             [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

          IN
--------------------------------------------------------------------------------

         Laurence A. Tisch (the "Reporting Person") hereby amends and supplements the Schedule 13D previously filed by him with respect to the Common Stock, $1.00 par value per share ("Common Stock"), of Loews Corporation, a Delaware corporation (the "Issuer"). Except as amended and supplemented hereby, the Schedule 13D, as heretofore amended and supplemented, remains in full force and effect.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         As of the close of business on February 29, 2000, the Reporting Person is the beneficial owner of 13,308,998 shares of Common Stock of the Issuer, constituting approximately 12.5% of the 106,050,300 shares of Common Stock that the Issuer reported as outstanding as of November 5, 1999. The Reporting Person has sole voting and investment power with respect to 11,308,998 of such shares. The remaining 2,000,000 of such shares are owned by the Reporting Person's wife, and accordingly the Reporting Person may be deemed to share voting power and investment power with respect to such shares.

         On February 24, 2000, the Reporting Person sold 4,000,000 shares of Common Stock of the Issuer in private transactions at $44.65625 per share to four trusts created by the Reporting Person in 1991 for the benefit of his children.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  March 1, 2000                              /s/ Laurence A. Tisch
                                             ----------------------------------
                                                     Laurence A. Tisch




                                Page 3 of 3 Pages